HSBC ◆

October 2016
Free Writing Prospectus
Registration Statement No. 333-202524
Dated October 6, 2016
Filed Pursuant to Rule 433

S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Buffered Participation Securities Based on the Level of the S&P 500® Index due January 25, 2018
Principal at Risk Securities

The Buffered Participation Securities (the "securities") offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, provide for a return of at least 10% of the principal amount at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the level of the underlying index has appreciated from the initial level, investors will receive the stated principal amount of their investment plus a payment reflecting the upside performance of the underlying index, subject to the maximum payment at maturity. However, at maturity, if the level of the underlying index has depreciated from the initial level but not by more than the buffer amount, then investors will receive the stated principal amount of their investment. At maturity, if the level of the underlying index has depreciated from the initial level by more than the buffer amount, then investors will lose 1% for every 1% decline in the level of the underlying index beyond the buffer amount. The securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for one-to-one participation in the positive performance of the underlying index, and the limited protection against loss if the level of the underlying index does not decline by more than the buffer amount. **Investors may lose up to 90% of the stated principal amount of the securities. All payments on the securities are subject to the credit risk of HSBC.**

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	January 25, 2018, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement
Underlying index:	S&P 500® Index (Bloomberg symbol: "SPX")
Aggregate principal amount:	$
Payment at maturity:	For each $10 stated principal amount security you hold at maturity: • If the final level is **greater than** the initial level: $10 + the upside payment, subject to the maximum payment at maturity • If the final level is **equal to or less than** the initial level by an amount **equal to or less than** the buffer amount: $10 • If the final level is **less than** the initial level by an amount **greater than** the buffer amount: ($10 × the index performance factor) + $1.00 **If the final level is less than the initial level by more than the buffer amount, your payment at maturity will be less than, and possibly significantly less than, the $10 principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. All payments on the securities are subject to the credit risk of HSBC.**
Upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	100%
Index percent increase:	(final level – initial level) / initial level
Initial level:	The official closing level of the underlying index on the pricing date
Final level:	The official closing level of the underlying index on the valuation date
Official closing level:	The official closing level of the underlying index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable
Buffer amount:	10%
Valuation date*:	January 22, 2018, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Index performance factor:	final level / initial level
Maximum payment at maturity:	At least $10.80 per security (at least 108.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Principal amount:	$10 per security
Issue price:	$10 per security
Pricing date*:	On or about October 21, 2016
Original issue date*:	On or about October 26, 2016 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the securities will be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP:	40435B528
ISIN:	US40435B5286
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)."

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.163[1] $0.05[2]	$9.787
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.213 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.163 for each security they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each security.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.

The estimated initial value of the securities on the pricing date is expected to be between $9.60 and $9.78 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the securities involves certain risks. See "Risk Factors" beginning on page 5 of this free writing prospectus, page S-2 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the securities, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

The prospectus supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Buffered Participation Securities

Principal at Risk Securities

The Buffered Participation Securities Based on the Level of the S&P 500® Index due January 25, 2018 (the "securities") can be used:

- As an alternative to direct exposure to the underlying index that offers returns for a certain range of positive performance of the underlying index, subject to the maximum payment at maturity

- To achieve the same levels of upside exposure to the underlying index as a direct investment in the securities included in the underlying index, subject to the maximum payment at maturity

- To obtain a buffer against a specified level of negative performance in the underlying index

Maturity:	Approximately 1.25 years
Leverage factor:	100%
Maximum payment at maturity:	At least $10.80 per security (at least 108.00% of the stated principal amount, to be determined on the pricing date)
Buffer amount:	10%
Coupon:	None

Key Investment Rationale

The securities offer 100% participation in the positive performance of the underlying index, subject to a maximum payment at maturity of at least $10.80 per security (at least 108.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. However, if the level of the underlying index has declined from the initial level by more than the buffer amount as of the valuation date, investors will lose 1% for every 1% decrease in the level of the underlying index by more than the buffer amount. **Investors may lose up to 90% of the stated principal amount of the securities.** All payments on the securities are subject to the credit risk of HSBC.

Upside Performance	The securities offer investors an opportunity to capture returns for a certain range of positive performance of the underlying index.
Buffer Feature	At maturity, even if the level of the underlying index has declined over the term of the securities, you will receive your stated principal amount, but only if the level of the underlying index has declined by no more than the buffer amount from the initial level.
Upside Scenario	The level of the underlying index appreciates from the initial level and, at maturity for each security, we will pay the stated principal amount of $10 plus 100% of the index percent increase, subject to a maximum payment at maturity of at least $10.80 per security (at least 108.00% of the stated principal amount).
Par Scenario	The level of the underlying index depreciates from the initial level but by no more than 10%, and, at maturity for each security, we will pay the stated principal amount of $10.
Downside Scenario	The level of the underlying index depreciates from the initial level by more than 10%, and, at maturity for each security, you will lose 1% for every 1% that the level of the underlying index has decreased by more than 10%.

How the Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities assuming the following terms:

Stated principal amount:	$10 per security
Leverage factor:	100%
Hypothetical maximum payment at maturity:	$10.80 per security (108.00% of the stated principal amount). The actual maximum payment at maturity will be at least $10.80 per security and will be determined on the pricing date.
Buffer amount:	10%

Securities Payoff Diagram



How it works

▪ Upside Scenario: If the level of the underlying index appreciates from the initial level, investors would receive the $10 stated principal amount plus 100% of the appreciation of the underlying index over the term of the securities, subject to a hypothetical maximum payment at maturity of $10.80 per security. Under the hypothetical terms of the securities, an investor would realize the hypothetical maximum payment at maturity at a final level of 108.00% of the initial level.

  ▪ For example, if the level of the underlying index appreciates 3%, investors would receive a 3.00% return, or $10.30 per security.

  ▪ For example, if the level of the underlying index appreciates 50%, investors would receive only the hypothetical maximum payment at maturity of $10.80 per security, or 108.00% of the stated principal amount.

▪ Par Scenario: If the level of the underlying index depreciates from the initial level but by no more than 10%, investors would receive the stated principal amount of $10 per security.

  ▪ For example, if the level of the underlying index depreciates 5%, investors would receive the $10 stated principal amount.

▪ Downside Scenario: If the level of the underlying index depreciates from the initial level by more than 10%, the payment at maturity would be less than the stated principal amount of $10 by an amount that is proportionate to the decrease in the level of the underlying index beyond the buffer amount.

  ▪ For example, if the underlying index depreciates 30%, investors would lose 20% of their principal and receive only $8 per security at maturity, or 80% of the stated principal amount.

Investor Suitability

The securities may be suitable for you if:

- You seek an investment with a one-to-one return linked to the potential positive performance of the underlying index and you believe the level of the underlying index will increase over the term of the securities.

- You are willing to invest in the securities based on the maximum payment at maturity of at least 108.00% of the stated principal amount (to be determined on the pricing date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the pricing date.

- You are willing to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying index decreases by more than 10%.

- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the underlying index.

- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the securities to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

- You believe the level of the underlying index will decrease, or that it will not increase sufficiently to provide you with your desired return.

- You are unwilling to invest in the securities based on the maximum payment at maturity of at least 108.00% of the stated principal amount (to be determined on the pricing date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the pricing date.

- You are unwilling to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying index decreases by more than 10%.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the stocks included in the underlying index.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the securities to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

Risk Factors

We urge you to read the section "Risk Factors" on page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the any of the stocks included in the underlying index. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

"— Risks relating to all note issuances" in the prospectus supplement; and

"— General risks related to indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The securities do not pay interest.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest, and will provide for the return of only 10% of the principal amount at maturity. If the level of the underlying index depreciates from the initial level by more than 10%, you will receive for each security that you hold a payment at maturity that is less than the stated principal amount by an amount proportionate to the decline in the level of the underlying index beyond the buffer amount, subject to the credit risk of HSBC. **You may lose up to 90% of the stated principal amount of the securities.**

- **The appreciation potential of the securities is limited by the maximum payment at maturity.** The appreciation potential of the securities is limited by the maximum payment at maturity of at least $10.80 per security (at least 108.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. Although investors will have 100% exposure to any amount by which the final level is greater than the initial level, because the payment at maturity will be limited to 108.00% of the stated principal amount for the securities (based on the maximum payment at maturity of $10.80), any increase in the final level over the initial level by more than 8.00% of the initial level will not further increase the return on the securities.

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities comprising the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the S&P 500® Index" below. You may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

- **Investing in the securities is not equivalent to investing in the stocks included in the underlying index.** Investing in the securities is not equivalent to investing in the component securities of the underlying index. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in the underlying index. Accordingly, an investment in the securities may return less than an investment in the securities included in the underlying index.

- **Adjustments to the underlying index could adversely affect the value of the securities.** S&P Dow Jones Indices LLC, the sponsor of the underlying index, may add, delete or substitute the stocks comprising the underlying index. In addition, the publisher of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the securities.

- **The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.** The estimated initial value of the securities will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **The price of your securities in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 3 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **The amount payable on the securities is not linked to the level of the underlying index at any time other than the valuation date.** The final level will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the securities may be higher than the final level, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

- **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the

price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates will determine the initial level and the final level, and will calculate the amount of cash, if any, that you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of the underlying index. These determinations, which may be subjective, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. The calculation agent is under no obligation to consider your interests as a holder of the securities in taking any actions, including the determination of the initial level, that might affect the value of your securities. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "—Market Disruption Event" in the Equity Index Underlying Supplement.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying index or the securities comprising the underlying index), including trading in the securities comprising the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade those securities and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the securities. Additionally, hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the S&P 500® Index

The S&P 500® Index is a capitalization-weighted index of stocks of 500 component companies. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of stocks of 500 component companies representing all major industries in the U.S. The top 5 industry groups by market capitalization as of September 30, 2016 were: Information Technology, Health Care, Financials, Consumer Discretionary and Consumer Staples.

For more information about the S&P 500® Index, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the underlying index based on the daily historical official closing level from January 2, 2008 through October 4, 2016. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.



**Historical Performance of the Underlying Index – Daily Official Closing Levels
January 2, 2008 to October 4, 2016**

Additional Information About the Securities

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40435B528
ISIN:	US40435B5286
Minimum ticketing size:	$1,000 / 100 securities
Denominations:	$10 per security and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each security, and therefore significant aspects of the tax treatment of each security is uncertain as to both the timing and character of any inclusion in income in respect of each security. Under one approach, each security could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each security consistent with this approach. Pursuant to the terms of each security, you agree to treat each security under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each security as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each security prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the securities for more than one year at such time for U.S. federal income tax purposes.
	In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of a security is required to accrue income in respect of the securities prior to the receipt of payments under the securities or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the securities could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.
	We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.
	Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.
	Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to a security issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of a security will only apply to dispositions after December 31, 2018.
	For a further discussion of U.S. federal income tax consequences related to each security, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Calculation agent:	HSBC USA Inc., or one of its affiliates.

HSBC

Buffered Participation Securities Based on the Level of the S&P 500® Index due January 25, 2018
Principal at Risk Securities

Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $0.213 per $10 stated principal amount and will pay to Morgan Stanley Wealth Management a fixed sales commission of $0.163 for each security they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each security.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for the underlying index immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date.
	For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Where you can find more information:	This free writing prospectus relates to an offering of the securities linked to the underlying index. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the underlying index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any security comprising the underlying index or as to the suitability of an investment in the securities.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and Equity Index Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

This document provides a summary of the terms and conditions of the securities. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.